SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 30, 1997


                                       OR


   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



   Commission file number:  1-3034



                          NORTHERN STATES POWER COMPANY

                          EMPLOYEE STOCK OWNERSHIP PLAN




                  NORTHERN STATES POWER COMPANY (the "Company")

                                414 NICOLLET MALL
                          MINNEAPOLIS, MINNESOTA 55401

                          NORTHERN STATES POWER COMPANY
                          EMPLOYEE STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                    December 30, 1997    December 30, 1996
                                   ------------------    -----------------
ASSETS:
  Total noninterest-bearing cash     $             2     $           1
  Receivables:
    Participant contributions                  2,361             2,539
    Dividends and interest                 3,961,510         4,051,136
                                           ----------        ----------
        Total                              3,963,873         4,053,676

  General investments:
    Interest-bearing cash
     (including money market funds)            7,730             1,758

  Employer-related investments:
    Investment in Northern States
    Power Company common stock           327,286,014       270,459,824
                                         ------------      -----------
  TOTAL ASSETS                           331,257,617       274,515,258

LIABILITIES:
  Loans and interest payable to
    Northern States Power Company         10,660,759        17,765,580
                                         -----------        ----------
  TOTAL LIABILITIES                       10,660,759        17,765,580

 NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                        $320,596,858      $256,749,678
                                        ============     =============


See accompanying notes to financial statements.

                          NORTHERN STATES POWER COMPANY
                          EMPLOYEE STOCK OWNERSHIP PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                    Year Ended
                                                December 30, 1997

INCOME:
  Contributions:
    Employers                                      $4,546,503
    Participants                                       31,311
                                                   ----------
      Total contributions                           4,577,814

  Earnings on investments:
    Interest-bearing cash
    (including money market funds)                      7,605

  Dividends:
   Northern States Power Company
    common stock                                   15,923,150

  Net gain on sale of assets:
    Aggregate proceeds                             26,811,389
    Aggregate carrying amount                      16,903,984
                                                  -----------
      Total net gain on sale of assets              9,907,405

  Unrealized appreciation of assets                60,689,596
                                                   ----------
            TOTAL INCOME                           91,105,570

EXPENSES:
  Benefit payments made directly to
   participants or beneficiaries                   26,426,550
  Interest expense                                    815,994
  Administrative and other                             15,846
                                                   ----------
            TOTAL EXPENSES                         27,258,390

            NET INCREASE IN PLAN ASSETS            63,847,180

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                              256,749,678
                                                  ------------
    End of year                                   $320,596,858
                                                  ============


See accompanying notes to financial statements.

      NORTHERN STATES POWER COMPANY
      EMPLOYEE STOCK OWNERSHIP PLAN
      (EIN: 41-0448030 PN: 002)



      NOTES TO FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies

   Investments  -  Substantially all investments of the  Northern  States  Power
   Company Employee Stock Ownership Plan (the "Plan") consist of common stock of Northern States Power Company (Minnesota) (the "Company") and are carried at market. The Plan recognizes unrealized appreciation or depreciation in the market value of Company shares, which is determined using the year-end closing market price. Realized appreciation or depreciation is recognized by the Plan upon distribution of individual account balances to participants or beneficiaries. The cost of stock distributed is determined on the average cost basis.

   Use of Estimates - In recording transactions and balances resulting from Plan activity, the Plan uses estimates based on the best information available. Estimates are used for such items as interest and dividends receivable. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, Plan operating results can be affected by revisions to prior estimates.

   Other - The Plan follows the accrual basis of accounting. Most administrative expenses of the Plan are paid by the Company or its subsidiaries, except that terminating participants who at their election desire an early and additional distribution of their accounts are charged a fee by the Company to partially offset the added administrative cost for two distributions.


2. Plan Description

   The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

   General  -  Adopted  in  1975,  the Plan is a defined  contribution  employee benefit plan which provides eligible employees of the Company and its participating subsidiaries (collectively the "Companies") with the opportunity to acquire ownership of common stock of the Company, without reduction in pay or other benefits. Eligible participants may purchase additional Company common stock under the Plan by making after-tax contributions. The Plan covers substantially all of the employees of the Companies.

   Funding - Assets of the Plan are maintained in a trust. The Companies can make contributions to the Plan at their discretion. Generally, the Company makes contributions (on behalf of the Companies) to the extent that tax savings are realized by the Companies as a result of the use of the dividends received by the Plan to repay loans, as discussed below. Shares purchased with contributions made by the Company are allocated to the eligible active participants' accounts in the proportion that the participants' covered compensation bears to the covered compensation of all eligible participants, excluding compensation in excess of $160,000, as limited under the Internal Revenue Code 401(a)(17). Since 1977, the Plan has also provided for voluntary savings contributions to be made by eligible employees through payroll deductions which are not matched by the Companies under current Plan provisions.

Northern States Power Company                                            Page 4
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)


   Benefits - Each participant is fully vested (that is, has a right which cannot be lost) in all of the common stock allocated to the participant's account. Participant accounts can be distributed to participants in the plan year following retirement or other termination of employment with the Companies. Qualifying participants may accelerate or delay distribution after termination of employment. The Plan also permits limited in-service withdrawals of amounts attributable to employee contributions, but some withdrawals are available only to satisfy qualifying hardships.

   Loans - The Plan is designed so that loans may be taken out by the Plan and the proceeds used to purchase shares of Company common stock. (See Note 6 for further discussion of Plan loans.) Dividends received for unallocated shares and for certain shares allocated to active participants are used to repay the loans. As the dividends for shares allocated to participant accounts are applied to the loan, the shares purchased with the loan proceeds are allocated to the individual accounts of the active participants whose dividends were used, as though the dividends were used to purchase stock on the open market, but at the price per share of the shares acquired with the loan proceeds, if that price is lower than the market price. Dividends are applied to loan repayments before any contributions by the Companies are applied.

   Plan Termination - There is no specified term for the Plan but the employer may terminate the Plan at any time in accordance with the provisions of ERISA.


3. Federal Income Tax

   The Plan has been determined by the Internal Revenue Service (IRS) to be a qualified plan under Section 401(a) of the Internal Revenue Code (the Code). As a result, any income earned by the Plan is exempt from federal income tax. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code to maintain compliance with Section 401(a). In September 1995, the Company received a favorable determination letter from the IRS reaffirming the Plan's status as a qualified plan under section 401(a) of the Code.

   As long as the Plan remains a qualified plan, participants are not subject to income tax on amounts contributed by the Companies or any income received by the Plan until a distribution is received from the Plan. Participants may not claim a deduction on their Federal income tax return for any employee contributions. Distributions in excess of the participant's contributions will usually be taxed as ordinary income. However, if common stock is distributed, the portion of the value representing unrealized appreciation while held in the Plan, may not, under certain circumstances, be subject to immediate tax. Participants of age 50 or older as of January 1, 1986 may elect 10-year averaging at pre-1987 income tax rates or 5-year averaging at current rates. Through tax year 1999, other participants may elect a one time only 5-year averaging option for lump sum distributions received after the participant attains age 59 1/2.

NORTHERN STATES POWER COMPANY                                            Page 5
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)


4. Changes In Unrealized Appreciation (Depreciation) Of Company Common Stock

                                       Unrealized
                                     Market Value*     Cost      Appreciation
                                     ------------- ------------  -----------
   Balance, December 30, 1996        $270 459 824  $187 666 581  $82 793 243
   Net Change - Increase (Decrease)    56 826 190   ( 3 863 406)  60 689 596
                                     ------------  ------------  -----------
   Balance, December 30, 1997        $327 286 014  $183 803 175 $143 482 839

    *The market value at December 30, 1997 and 1996 was $58 1/4 and $45 7/8 per share, respectively.


5. Allocation of Plan Investments

   The Plan's cash investments are not allocated to participants. The Plan's investments in Company common stock were allocated to participants' accounts at December 30, 1997 and 1996 as follows:

                                        1997                       1996
                               ----------------------   ----------------------
                                Allocated  Unallocated    Allocated  Unallocated


  Number of Shares              5 297 645     320 999     5 420 993      474 589
   Market Value              $308 587 821 $18 698 193  $248 688 054  $21 771 770
    Cost                     $168 769 632 $15 033 543  $165 716 468  $21 950 113


6. Related Party Transactions

   Transactions with the Company - Income from common stock dividends relate to Company shares held by the Plan. Income receivables include dividends on Company stock payable to the Plan of $3,961,510 and $4,051,129 at December 30, 1997 and 1996, respectively. Employer contributions for the 1997 plan year were based on tax savings realized by the Company.

   Loan Payable - In September 1996 and March 1995, the Plan entered into respective $15,000,000 term loan agreements with the Company as permitted by the Trust Agreement between the Trustee and the Company. The proceeds of the loans were used to purchase the Company's common stock. In September 1996 and April 1995, the Company obtained $15,000,000 in unsecured bank loans to finance the loans to the Plan on a long-term basis. The agreements with the Company provide for the Plan's loans to be repaid coincidentally with the Company's bank loans, in quarterly installments over approximately seven years. Loan payments in the amount of $7,037,454 and $7,302,869 were made during the years ended December 30, 1997 and 1996, respectively. The loans bear interest at a variable rate which is adjusted quarterly, based on changes in London Interbank Offered Rates (LIBOR). At December 30, 1997 the interest rate was 6.0% on the loan dated September 1996 and 6.1% on the loan dated April 1995.

NORTHERN STATES POWER COMPANY                                            Page 6
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)


7. Reconciliation of Financial Statements to Form 5500

   As required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, on the Plan's Form 5500 report the net asset amounts allocable to withdrawing participants are recorded as a liability based on benefit claims that have been processed and approved for payment prior to December 30 but have not yet been paid as of that date. As required by generally accepted accounting principles, on the accompanying financial statements such amounts are recorded as paid. At December 30, 1997 and 1996 there were no benefits payable to withdrawing participants.

8. Subsequent Event

   On April 22, 1998, the Company's Board of Directors authorized a two-for-one stock split effective June 1, 1998 for shareholders of record on
   May  18, 1998.   This  stock  split  is  not reflected in the  accompanying financial statements.

NORTHERN STATES POWER COMPANY                                           Page 7
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)
Item 27a - Schedule of Assets held for Investment Purposes at December 30, 1997





IDENTITY OF ISSUE  DESCRIPTION OFINVESTMENT           COST         CURRENT VALUE
-----------------  ------------------------         --------     ---------------

*Northern States
   Power Company   Common Stock -  Par  $2.50    $183 803 175     $327 286 014





*  Known to be a party-in-interest to the Plan.

NORTHERN STATES POWER COMPANY                                          Page 8
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)
Item 27d - Schedule of Reportable Transactions



(a)Identity of    (b)Description (c)Purchase (d)Selling (h)Current (i) Net Gain
   Party Involved  of Transaction    Price       Price      Value     or (loss)



Single Transactions
-------------------
None.


Series of Transactions - Security of the Same Issue
---------------------------------------------------
None.

Series of Transactions - Same Person
------------------------------------
Northern States     Northern States Power Co.
Power Company  *    Common Stock Dividends,
                    Employer Contribution, and
                    Purchase of Common Stock
                    from Northern States Power
                    Company                                        $27,121,686








*   Known to be a party in interest.

                                REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Northern States Power Company
Employee Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northern States Power Company Employee Stock Ownership Plan (the Plan) at December 30, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information provided in Items 27a and 27d is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental items have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




  /S/
--------------------
Price Waterhouse LLP
Minneapolis, Minnesota
June 25, 1998

                                    Signature

As permitted under Form 11-K rules, the Company's Employee Stock Ownership Plan is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company's Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


         Northern States Power Company
         Employee Stock Ownership Plan
                   (Registrant)



                                              By   /S/
                                              --------------------------
                                              E J McIntyre
                                              Vice President and
                                              Chief Financial Officer
June 25, 1998                                 Northern States Power Company



                              Exhibit Index


Method of filing          Exhibit No.        Description
----------------          ------------       ------------

   DT                       23.01            Consent of Independent Accountants


DT = Filed electronically with this direct transmission.